Filed Pursuant to Rule 433

File No. 333-221941

FINAL TERM SHEET

Dated September 19, 2019

WALMART INC.

$500,000,000 2.375% Notes Due 2029

$1,000,000,000 2.950% Notes Due 2049

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Title of Securities:	2.375% Notes Due 2029 (“2029 Notes”)
2.950% Notes Due 2049 (“2049 Notes” and, collectively with the 2029 Notes, the “Notes”)

Aggregate Principal Amount:	$500,000,000 (2029 Notes)
$1,000,000,000 (2049 Notes)

Issue Price (Price to Public):	99.894% of aggregate principal amount (2029 Notes)
98.528% of aggregate principal amount (2049 Notes)

Maturity Date:	September 24, 2029 (2029 Notes)
September 24, 2049 (2049 Notes)

Coupon (Interest Rate):	2.375% (2029 Notes)
2.950% (2049 Notes)

Benchmark Treasury:	UST 1.625% due August 15, 2029 (2029 Notes)
UST 2.875% due May 15, 2049 (2049 Notes)

Spread to Benchmark Treasury:	+60 basis points (2029 Notes)
+80 basis points (2049 Notes)

Benchmark Treasury Price and Yield:	98-17; 1.787% (2029 Notes)
114-02; 2.225% (2049 Notes)

Yield to Maturity:	2.387% (2029 Notes)
3.025% (2049 Notes)

Interest Payment Dates:	Interest will accrue from September 24, 2019. Interest on the 2029 Notes will be payable semi-annually on March 24 and September 24 of each year, beginning on March 24, 2020.

Interest on the 2049 Notes will be payable semi-annually on March 24 and September 24 of each year, beginning on March 24, 2020.

Interest Payment Record Dates:	In the case of the 2029 Notes, March 9 and September 9 of each year. In the case of the 2049 Notes, March 9 and September 9 of each year.

Day Count Convention:	30/360 (2029 Notes)
30/360 (2049 Notes)

Optional Redemption Provisions:	Walmart may redeem the 2029 Notes at any time prior to June 24, 2029 and the 2049 Notes at any time prior to March 24, 2049, in each case, at its option, either as a whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date, and

• the sum of the present values of the Remaining Scheduled Payments, plus any accrued and unpaid interest to, but excluding, the redemption date.

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Applicable Treasury Rate plus, in the case of the 2029 Notes, 10 basis points and, in the case of the 2049 Notes, 15 basis points.

The term “Applicable Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, Walmart will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The term “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of a series to be redeemed (assuming the Notes of such series matured on the Par Call Date (as defined below) for the Notes of such series) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing a new issue of corporate debt securities of comparable maturity to the remaining term of the Notes of such series.

The term “Independent Investment Banker” means one of the Reference Treasury Dealers that Walmart appoints to act as the Independent Investment Banker from time to time.

The term “Comparable Treasury Price” means, with respect to any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date.

The term “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer by 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The term “Reference Treasury Dealer” means each of Barclays Capital Inc., BofA Securities, Inc. and Citigroup Global Markets Inc. or one of their respective affiliates or successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), Walmart will substitute another Primary Treasury Dealer for such entity.

The term “Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption (assuming the Notes of such series matured on the Par Call Date for the Notes of such series); provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

The 2029 Notes will also be redeemable, in whole or in part, at the option of Walmart at any time on or after June 24, 2029, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The 2049 Notes will also be redeemable, in whole or in part, at the option of Walmart at any time on or after March 24, 2049, at a redemption price equal to 100% of the principal amount of the 2049 Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The term “Par Call Date” means, with respect to the Notes of each series, the date on which Walmart may first redeem the Notes of such series pursuant to the redemption rights described in the two paragraphs immediately above.

Any notice of optional redemption must be mailed to each registered holder of the 2029 Notes or the 2049 Notes being redeemed not less than 10 days nor more than 60 days prior to the redemption date.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and commissions and before offering expenses):	$497,220,000 (2029 Notes)
$976,530,000 (2049 Notes)

Settlement Date:	T+3; September 24, 2019

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Selling Restrictions:	European Economic Area, United Kingdom, Canada, Hong Kong, Japan, Singapore and Switzerland

CUSIP:	931142 EQ2 (2029 Notes)
931142 EP4 (2049 Notes)

ISIN:	US931142EQ27 (2029 Notes)
US931142EP44 (2049 Notes)

Ratings:	Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-221941).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or (iii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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